April 16, 2007


Mail-Stop 4561

Mr. Robert G. Watts Jr.
President and Chief Executive Officer
First Capital Bancorp, Inc.
4222 Cox Road, Suite 200
Glen Allen, Virginia 23060


Re:	First Capital Bancorp, Inc.
	Form SB-2
	Filed March 15, 2007
	File No. 333-141312

Dear Mr. Watts:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Prospectus Summary, page 1
1. Revise the preamble to state the summary highlights "material" information.

Business strategy, page 3
2. Revise the penultimate paragraph on page 3 to clarify if you anticipate having or adding 10 to 12 branches overall within this timeframe. We note you propose adding 1 or 2 per year for 5 years and you already have 6.
3. Revise to add another subsection for "Purpose of the Offering" and briefly describe therein the primary reason for the offering, e.g., use for branch expansion, fund loan growth, etc.

Risk Factors, page 7
4. Revise the preamble to indicate that the following include all known "material" risks.

5. Some of your risk factors state that you cannot assure a certain event when the real risk is not your inability to give assurance but the underlying situation. Please revise to eliminate this and similar language.

Our directors and officers have significant voting power, page 7
6. Revise to disclose somewhere in the Prospectus the number of shares intended to be purchased by officers and directors. If significant, disclose on an individual basis. In addition, revise the cross-reference, as appropriate, to direct readers to the intended purchases disclosure to be added.

Caution about Forward-Looking Statements, page 12
7. Since this offering is an initial public offering, you do not qualify for the safe harbor. Please revise.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
General

8. Please revise your disclosures provided pursuant to Industry
Guide
3 to present the information for all reportable periods as defined in
Instruction 3 to the Guide. Ensure that your revisions provide the required level of detail. For instance, the disclosures required by
Item IV.A appear overly abbreviated.

9. Please revise to include the disclosure requirements of Item
IV.B
of Industry Guide 3.

10. Please revise to present the disclosures required by Item
III.C.1
of Industry Guide 3 in a tabular format, clearly indicating
whether
of not there are accruing loans which are contractually past due
90
days or more as to principal or interest payments and trouble debt restructurings. Also, include the disclosures required by Item III.C.2.




Business
Products and Services, page 33
11. Revise the last paragraph of this section on page 33 to clarify if First Capital Investment Group ("FCIG") is a subsidiary of First
Capital Bank. In addition, the phrase "in association" needs clarification, such as, FCIG is a partner (limited/general) in BI Investments, LLC. Finally, if the assets, liabilities, equity income or loss are material to the Bank, disclosure should be made.

Director Compensation, page 43
12. Revise this section to include the table required by Item
402(f)
of Regulation SB.

Executive Compensation, page 44
13. Revise the table to clarify which column or row the asterisk refers to. In addition, clarify, if true, that the perquisites that are not included in Other Compensation do not exceed $10,000 each. See Item 402(b)(2)(ix)(A) of Regulation S-B.
14. Revise the narrative disclosure accompanying the table to explain why the compensation committee chose not to award bonus or non-equity incentive compensation in 2006. Please refer to Item 402(c).

Option Grants, page 45
15. Revise the second paragraph to disclose how many options received accelerated vesting, how many were held by the named executives, and the value of those options (market value less exercise price).

Other compensatory plans
16. The staff notes the Contributory Thrift Plan and if any named executive received benefits pursuant thereto, please disclose herein.

Certain Provisions..., page 48
17. Revise the heading to include "anti-takeover" before the word
"provisions".

Legal Matters, page 64
18. Please disclose that your chairman is a partner at Cantor
Arkema.




Consolidated Financial Statements
Note 1 - Summary of significant accounting policies
General

19. In your statement of cash flows, you report a reduction of equity in VBA Investment Services, Inc. Further, you report that you hold restricted securities in the form of investments in Limited Liability
Companies in Note 3. Please revise to disclose how you account for these entities and how you considered EITF 03-16 in determining the appropriateness of your accounting treatment.

Stock based compensation, page F-9

20. Please revise to disclose how you considered paragraphs 33 and
34
of FIN 44 for the accelerated vesting of all unvested stock options outstanding prior to December 31, 2005.

Note 3 - Investment Securities, page F-11

21. Please revise your schedule of contractual maturities of your securities on page F-12 to include a weighted average yield for each maturity range. Refer to Item II.B of Industry Guide 3.

22. Please revise to clarify if you have the intent to hold securities in an unrealized loss position for greater than 12 months for the foreseeable future.

General Accounting

23. To the extent the effectiveness of this registration statement is delayed, please update the financial statements under Item 310(g) of
Regulation S-B.

24. Please ensure that an updated consent from your independent accountants is included in the pre-effective amendment.

Part II
Exhibits, page 2
25. Revise to include those exhibits incorporated by reference as they were not filed with the Commission or advise the staff as to your authority to incorporate these documents.



      *			*			*			*



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions regarding the accounting comments may be directed to Rebecca Moore at (202) 551-3463 or Paul Cline at (202) 551-
3851.
All other questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3698.





							Sincerely,



							Mark Webb
							Branch Chief
							Financial Services Group


CC:	Dwight Hopewell, Esq.
	Cantor Arkema LLP
	1111 East Main Street, 16th Floor
	P.O. Box 561
	Richmond, Virginia 23218
	Phone (804) 343-4380
	Facsimile (804) 225-8706




Mr. Robert G. Watts Jr.
First Capital Bancorp, Inc.
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